Exhibit 99.1

Genius Group Completes Entrepreneur Resorts Acquisition, Reaffirms Previously Issued 50% Increase in 2025 Revenue Guidance

SINGAPORE, July 30, 2025 (GLOBE NEWSWIRE) — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced the completion of the binding Asset Purchase Agreement (“APA”) signed with Entrepreneur Resorts Ltd (“ERL”) and announced on June 10, 2025, for the purchase and re-integration of ERL’s entrepreneur cafés and resorts into Genius Group, expanding its Genius City model.

The Company received notice from ERL of the ERL shareholder vote results at its Extraordinary General Meeting (“EGM”) held on July 30, 2025, received 5.78 million votes in favor of the APA, accounting for 99.97% of votes in favor of the APA, and to approve the rebranding of ERL to “Genius Resorts”.

This was the final condition within the conditional closing in order to consummate the acquisition, and the 50 million shares of the Company currently held in escrow will now be transferred to ERL in a private placement transaction under Section 4(a)(2) of the Securities Act of 1933, restricted for six months prior to distribution to ERL shareholders at the previously stated three Genius Group shares for each one ERL share.

ERL also informed the Company that at the EGM, ERL shared a Post APA plan with shareholders, which included the following highlights:

The Learning Cities of the Future: The APA enables the growth plans for the enlarged group to be accelerated, with the group’s hi-tech, hi-touch Genius Resort and Genius City model of developing learning communities, to create the learning cities of the future.

Genius Resort Model: The group has an internal goal of launching 20 Genius Resorts within the next five years, providing retreats, accelerators and co-working on the ABCs to the Future (AI, Bitcoin, Community) in paradise locations, each with an average revenue goal of $5 million.

Genius City Model: The group has an internal goal of launching 100 licensed Genius Cities within the next five years, providing AI powered lifelong learning schools from early learning to student apprenticeships to adult mentoring, each with an average revenue goal of $1 million, and to build 5 owner managed Genius Cities, each with an average revenue goal of $20 million (All goals are intended and are not projections or forecasts).

Acceleration of Genius City Plan: Following the GNS ERL APA completion, the group will accelerate plans for the first $20 million model of Genius City, with the first fully developed Genius City Model in Bali, Indonesia.

2025 GNS Revenue Guidance: At the time of the announcement of the APA on June 10, 2025, Genius Group increased its revenue guidance for 2025 by 50% from $10 million to $15 million - $18 million as a result of the APA.

Education and Hospitality Expertise: While Genius Group’s Genius Academy is built on an AI powered gamified learning platform, led by an expert Edtech team, Genius Resorts is building learning communities led by expert education and hospitality teams.

The Post APA plan includes further details of the Genius Resort and Genius Cities model, together with future plans, ERL financials and disclosures on related parties. The presentation, together with a link to the recording, can be viewed at https://investors.entrepreneurresorts.com/.

Genius Group endorses ERL’s Post APA plan and reaffirms the 50% increase in its revenue guidance for 2025 by 50% from $10 million to $15 million - $18 million, and may provide updated metrics as reintegration plans progress.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

About Entrepreneur Resorts Ltd

Entrepreneur Resorts Ltd (MERJ: ERL) is a world leading group of entrepreneur resorts and entrepreneur beach clubs, where entrepreneurs co-work, co-learn, co-live and co-give in paradise locations around the world. The company serves the growing number of global entrepreneurs in the world seeking a way to co-work, co-live and co-learn in paradise locations around the world, connecting with local entrepreneur communities.

The company provides a membership and global network of resorts, beach clubs and city locations for co-working & co-learning, hosting accelerator programs in exotic locations around the world. The vision of Entrepreneur Resorts is to now continue to grow as part of Genius Group to expand its Genius Resort and Genius City model.

For more information, please visit https://entrepreneurresorts.com/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai